Exhibit 99.2
Home Inns’ Chief Financial Officer May Wu
To Assume Role of Chief Strategy Officer
CFO Successor Appointed Internally; Transition Scheduled for May 1st, 2010
Shanghai, March 3, 2010 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that Ms. May Wu, the Company’s current Chief Financial Officer, has been appointed Chief Strategy Officer. Ms. Huiping Yan, Home Inns’ current Senior Vice President of Finance and Strategy, will succeed Ms. Wu as Chief Financial Officer. Ms. Wu and Ms. Yan are expected to assume their new roles by May 1st, 2010.
“We believe that China’s economy hotel industry is still in an early stage of development, and that there is significant potential for long-term growth,” commented Home Inns’ Chief Executive Officer, Mr. David Sun. “As we draw closer to our initial target of 1,000 hotels, we understand the importance of devoting resources now to plan for our longer-term future as an industry leader. May has been instrumental in building Home Inns’ strong balance sheet, sound financial practices and efficient internal platforms. With her extensive market and industry knowledge and broad experience she will now be in a position to add great value in refining and enhancing Home Inns’ strategies as we explore and realize our company’s potential.”
Ms. Huiping Yan, currently Home Inns’ Senior Vice President of Finance and Strategy, will succeed Ms. Wu as Chief Financial Officer. Ms. Yan, a corporate finance and accounting industry veteran, joined Home Inns in July of 2009. Previously, Ms. Yan spent 11 years at General Electric Company (GE) in both the United States and Asia, serving in a number of key roles in corporate financial management including Tax Controller of GE Energy, CFO and Board Director of GE Hydro Equipment Asia, Ltd., Headquarter CFO and Financial Planning and Analysis Manager of GE Energy Inspection and Repair Services, and Business Development Lead Program Manager of Mergers and Acquisitions of GE Energy. Ms. Yan was a Manager of International Services at Deloitte & Touch, LLC prior to joining GE. Ms. Yan studied at Shanghai International Studies University and holds a Bachelor’s Degree in Business Administration with an Accounting Major from Hawaii Pacific University. Ms. Yan graduated from the GE Experienced Finance Leadership Program and is a US Certified Public Accountant.
“The experience that Huiping has brought from her time in large and complex corporate environments has already proven a great fit for Home Inns, and as we build on our solid foundation and prepare ourselves to advance to the next level she is the ideal choice for our company’s CFO,” continued Mr. Sun. “We are very excited to promote an executive of such high caliber to our senior management team.”
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; and the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

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